UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of July, 2015

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)

 Paradeplatz 8, CH-8070 Zurich, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note

This report on Form 6-K contains the exhibits set forth below. This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-202913 of Credit Suisse AG.

Exhibit 5.1: Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes to be issued from time to time by the Company under the Company’s Medium-Term Notes program and with respect to the validity of the Warrants to be issued from time to time by the Company under the Company’s Warrants program, under New York law;

Exhibit 5.2: Opinion of Homburger AG, Swiss counsel to the Company, with respect to the Notes to be issued from time to time by the Company under the Company’s Medium-Term Notes program, as to certain matters under Swiss law; and

Exhibit 5.3: Opinion of Homburger AG, Swiss counsel to the Company, with respect to the Warrants to be issued from time to time by the Company under the Company’s Warrants program, as to certain matters under Swiss law.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: July 22, 2015	By:	/s/ Elaine Sam
		Name:	Elaine Sam
		Title:	Authorized Officer

	By:	/s/ Seth Wolfman
		Name:	Seth Wolfman
		Title:	Authorized Officer